Anthracite Capital, Inc.

40 East 52nd Street

New York, NY 10022

April 25, 2008

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Anthracite Capital, Inc.

Request for Withdrawal of Amendment No. 1 to the Registration
Statement on Form S-3  (File No. 333-149915)

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Anthracite Capital, Inc., a Maryland corporation (the “Company”), hereby requests withdrawal of Amendment No. 1 (the “Amendment”) to its Registration Statement on Form S-3 (File No. 333-149915) (the “Registration Statement”) filed with the Securities and Exchange Commission on April 23, 2008.

The Company is requesting that the Amendment be withdrawn because the Registration Statement was declared effective on April 16, 2008.

No securities have been offered or sold under the Amendment.

Very truly yours,

Anthracite Capital, Inc.

By: /s/ Richard M. Shea

      Name: Richard M. Shea

      Title: President and Chief Operating Officer